Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

VOLUNTARY ANNOUNCEMENT

APPOINTMENT OF PRESIDENT

The board of directors (the “Board”) of XPeng Inc. (the “Company”) hereby announces that Ms. Fengying Wang (“Ms. Wang”) has been appointed as the president of the Company with effect from January 30, 2023.

The biographical details of Ms. Wang are set out as follows:

Ms. Fengying Wang, aged 52, has over 30 years of experience in automotive industry. Prior to joining the Company, Ms. Wang served various positions in Great Wall Motor Company Limited (長城汽車股份有限公司), a company listed on The Stock Exchange of Hong Kong Limited (stock code: 2333) and the Shanghai Stock Exchange (stock code: 601633), from 1991 to 2022, including but not limited to, the vice chairman from March 2016 to March 2022, an executive director from June 2001 to March 2022 and the general manager from November 2002 to July 2022. Ms. Wang graduated from Tianjin Institute of Finance (天津財經學院) in 1999 and obtained a master’s degree in economics.

The Board would like to take this opportunity to extend its warm welcome to Ms. Wang for joining the Company.

By order of the Board
XPeng Inc.
Xiaopeng He
Chairman

Hong Kong, Monday, January 30, 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. Xiaopeng He as an executive Director, Mr. Yingjie Chen, Mr. Qin Liu, Mr. Ji-Xun Foo and Mr. Fei Yang as non-executive Directors, and Mr. Donghao Yang, Ms. Fang Qu and Mr. HongJiang Zhang as independent non-executive Directors.

*	For identification purpose only

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